UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 58541 / September 15, 2008

ADMINISTRATIVE PROCEEDING
File No. 3-13138

In the Matter of
 	
Atomic Burrito, Inc.,
Earthcare Co.,
Global Concepts, Ltd.,
New York Bagel Enterprises, Inc.,
Precept Business Services, Inc.,
Reorganized Sale OKWD, Inc.,
Villageworld.com, Inc.
   (n/k/a Biometrics 2000 Corp.), and
 Wireless Webconnect!, Inc.,
 	
   Respondents.
	ORDER MAKING FINDINGS AND REVOKING REGISTRATION OF SECURITIES PURSUANT TO SECTION 12(j) OF THE SECURITIES EXCHANGE ACT OF 1934 AS TO REORGANIZED SALE OKWD, INC.

I.

The Securities and Exchange Commission ("Commission") deems it necessary and appropriate for the protection of investors to accept the Offer of Settlement submitted by Reorganized Sale OKWD, Inc. ("Reorganized Sale" or "Respondent") pursuant to Rule 240(a) of the Rules of Practice of the Commission, 17 C.F.R. § 201.240(a), for the purpose of settlement of these proceedings initiated against Respondent on August 19, 2008, pursuant to Section 12(j) of the Securities Exchange Act of 1934 ("Exchange Act").

II.

Solely for the purpose of these proceedings and any other proceedings brought by or on behalf of the Commission, or to which the Commission is a party, and without admitting or denying the findings herein, except as to the Commission's jurisdiction over it and the subject matter of these proceedings, which are admitted, Respondent consents to the entry of this Order Making Findings and Revoking Registration of Securities Pursuant to Section 12(j) of the Securities Exchange Act of 1934 as to Reorganized Sale OKWD, Inc. ("Order"), as set forth below.

III.

On the basis of this Order and Respondent's Offer, the Commission finds that[1]:

     1.   Reorganized Sale (CIK No. 73609) is a North Carolina corporation located in Durham, North Carolina. At all times relevant to this proceeding, the securities of Reorganized Sale have been registered under Exchange Act Section 12(g). As of August 4, 2008, the company's common stock (symbol "OKWHQ") was quoted on the Pink Sheets, had nine market makers, and was eligible for the piggyback exception of Exchange Act Rule 15c2-11(f)(3).

     2.   Reorganized Sale has failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder because it has not filed any periodic reports with the Commission since the period ended December 31, 2003.

IV.

In view of the foregoing, the Commission deems it necessary and appropriate for the protection of investors to impose the sanction specified in Respondent's Offer.

Accordingly, it is hereby ORDERED that:

Pursuant to Section 12(j) of the Exchange Act, the registration of each class of Reorganized Sale's securities registered pursuant to Exchange Act Section 12 be, and hereby is, revoked.

For the Commission, by its Secretary, pursuant to delegated authority.

                      Florence E. Harmon
                      Acting Secretary

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[1] The findings herein are made pursuant to Respondent's Offer of Settlement and are not binding on any other person or entity in this or any other proceeding.